

Mail Stop 4561

March 25, 2010

John F. McCawley
Chief Executive Officer
Verecloud, Inc.
6560 S. Greenwood Plaza Blvd., #400
Englewood, CO 80111

> **Re: Verecloud, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed March 9, 2010**
> **File No. 333-163685**
>
> **Form 10-K for the Transition Period from January 1, 2009 to June 30, 2009**
> **Filed March 1, 2010**
> **Form 10-Q/A for the Fiscal Quarter Ended December 31, 2009**
> **Filed March 17, 2010**
> **File No. 000-52882**

Dear Mr. McCawley:

We have reviewed your filings and have the following comments.

Amendment No. 3 to Registration Statement on Form S-1

Executive Compensation

Elements of Compensation

Unit Bonus Plan, page 34

1.   We note that on January 26, 2010, the board of directors adopted the Unit Bonus Plan and subsequently granted unit awards to employees of the Company. It appears that this plan should be filed as an exhibit. Please file this plan or tell us why you believe it is not required to be filed. Refer to Item 601(b)(10)(iii) of Regulation S-K.

Note 3. Restatement of Consolidated Financial Statements, page F-11

2.   Please provide the per share amounts for the six months ended December 31, 2009, as required by ASC 250 (formerly paragraph 26 of SFAS 154), on pages 18 and F-11. Also, we note that the restatement had no impact on the June 30, 2009 statements of income. Please remove the reference of "restated" from the six months ended June 30, 2009 statements of operations on page F-4.

3.   It is not clear why you reference the six-months ended June 30, 2009 as unaudited since that period is now audited after the change in fiscal year end. Please revise here and throughout the filing.

4.   Revise the note disclosure to show the effect of the correction on each financial statement line item for all prior periods restated as required by ASC 250-10-50-7. Discussions and other presentations regarding these restated financial statements though out the filing should conform to the revision as applicable. For example you should clarify where you say the restatement had no balance sheet impact that there was impact on line items within the financial statements.

Note 8. Purchase of Member's Interest, page F-13

5.   We note that the company's cash balance fell below the $750,000 cash requirement of the loan covenant on March 1, 2010. Please confirm that the full note balance will be classified as a current liability in your March 31, 2010 interim financial statements.

6.   It is not clear that capital stock was acquired for the 51% membership interests on May 26, 2009 and therefore we do not understand why treasury stock is the appropriate characterization of the excess paid over "member's equity acquired." Please explain the nature and legal form of the membership interests and tell us how the excess amount over the book value of that legal form is appropriately characterized as treasury stock of Verecloud, Inc. If treasury stock is the appropriate form of acquired interest it is not clear why you did not reduce common stock accordingly.

Note 11. Income taxes, page F-17

7.   Please explain the basis for the amount noted as "Change in tax status." It is not clear how a tax status change from non-taxable to taxable would reduce current income tax expense which apparently is due during the periods the company was a taxable entity.

Note 12. Subsequent Events, page F-17

8.   The staff notes the issuance of 898,000 shares on February 24, 2010 of common stock to various consultants and 240,000 restricted stock awards to employees on March 9, 2010. Please disclose the assumptions used to value and account for the issuance and the amount of compensation cost recorded for such issuance. Also, tell us of the accounting

authoritative literature that supports your accounting and the expected impact on future operations.

Item 15. Recent Sales of Unregistered Securities, page II-1

9.   We note your disclosure on pages F-17 through F-18 that you have recent sales of unregistered securities, yet you have not disclosed these sales under Item 15 as required by Form S-1 and Item 701 of Regulation S-K. Please revise your filing accordingly.

Form 10-KT for the Transition Period from January 1, 2009 to June 30, 2009 filed March 1, 2010

10.   Please amend the Form 10-K to include the comparable prior transition period ended June 30, 2008. This comparable information can be unaudited.

Form 10-Q/A for the Fiscal Quarter Ended December 31, 2009 filed March 17, 2009

11.   Your disclosure does not appear to fully address whether your disclosure controls and procedures, as defined in Rule 13a-15(e) under the Exchange Act, are effective. The rule requires that the disclosure controls and procedures be "designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act…is recorded, processed, summarized and reported, within the time frames specified in the Commission's rules and forms," and that they also be designed to ensure that "information required to be disclosed by an issuer . . . is accumulated and communicated to the issuer's management . . . as appropriate to allow timely decisions regarding required disclosure." Please confirm, if true, that your disclosure controls and procedures for the relevant period met all of the requirements of Rule 13a-15(e). Additionally, tell us how you intend to comply with this requirement in your subsequent reports by including a complete statement in your controls and procedures section or, alternatively, by referring to the definition contained in Rule 13a-15(e).

12.   Your Form 8-K filed January 19, 2010 appears to have been untimely and, given that this Form 8-K was reporting an event that took place on December 3, 2009, please advise how you were able to determine that your disclosure controls and procedures were effective during the fiscal quarter ended December 31, 2009.

*   *   *   *   *

As appropriate, please amend your filings in response to these comments. Your responsive amendments should also include a marked copy of the amended filings that conform with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendments that key your responses to our comments and provide any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

If you have questions or comments on the financial statements and related matters, please contact Robert Benton, Staff Accountant, at (202) 551-3804. If you require further assistance, you may contact Craig Wilson, Senior Assistant Chief Accountant, at (202) 551-3226. Please contact Michael F. Johnson, Staff Attorney, at (202) 551-3477 with any other questions. If you thereafter require additional assistance, you may contact me at (202) 551-3503.

Sincerely,

David L. Orlic
Attorney-Advisor

cc: Via Facsimile (303) 223-0975
        Adam J. Agron, Esq.
        Brownstein Hyatt Farber Schreck, LLP